Exhibit 99.1

MakeMyTrip Limited Announces Details of its Annual Shareholders Meeting

Gurugram and New York, August 9, 2023: MakeMyTrip Limited (NASDAQ: MMYT) (the “Company”), India’s leading online travel company, announced today that the annual meeting of its shareholders will be held on Friday, September 15, 2023, beginning at 5:00 pm, Indian Standard Time, at 19th Floor, Building No. 5, DLF Cyber City, Gurugram, 122002, India. The Company’s notice of annual meeting and form of proxy were issued on August 9, 2023.

The Company’s Annual Report, notice of the annual meeting, form of proxy and annual consolidated and separate financial statements audited by KPMG Mauritius for the financial year ended March 31, 2023 are available on the Company’s investor relations website at http://investors.makemytrip.com. Shareholders may also obtain a copy of these documents, free of charge, by sending a request by email to vipul.garg@go-mmt.com.

About MakeMyTrip Limited:

MakeMyTrip Limited is a leading travel service provider in India, operating well-recognized travel brands including MakeMyTrip, Goibibo and redBus. Through our primary websites www.makemytrip.com, www.goibibo.com, www.redbus.in, and mobile platforms, travellers can research, plan and book a wide range of travel services and products in India as well as overseas. Our services and products include air ticketing, hotels and packages, bus tickets, rail tickets, car hire, activities and experiences and ancillary travel requirements such as facilitating access to third-party travel, other insurance products, foreign currency exchange services and visa processing.

We provide our customers with access to all major domestic full-service and low-cost airlines operating in India and all major airlines operating to and from India, a comprehensive set of domestic accommodation properties in India and a wide selection of properties outside of India, Indian Railways and all major Indian bus operators. For more information, visit https://www.makemytrip.com/aboutus/company_profile.php.

For more details, please contact:

Vipul Garg

Vice President - Investor Relations

MakeMyTrip Limited

vipul.garg@go-mmt.com